Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of November 2006                    Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)


                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X   Form 40-F
                      ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No  X
                ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

                      Natuzzi S.p.A. (NYSE: NTZ) Announces
                      Third Quarter 2006 Financial Results

                     Third Quarter 2006 Financial Highlights

    -- Total Net Revenues at EUR 158.5 Million in 3Q06 up by 7.7% and Units Sold up 10.0% over 3Q05

    -- Operating Loss at EUR 1.1 Million in 3Q06 versus Break Even Reported in Third Quarter 2005

    -- Net Earnings at EUR 0.8 Million versus Net Losses of EUR 2.0 Million in 3Q05

    Business Editors

    SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--Nov. 15,
2006--The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) ('Natuzzi' or 'the Company'), the world's leading manufacturer of leather-upholstered furniture, today announces the approval of the consolidated financial statements for the third quarter 2006.

    NET SALES

    Natuzzi third quarter 2006 total net sales were at EUR 158.5 million, or $ 202.0 million, up 7.7 percent as compared to third quarter 2005. During the first nine months of the year, total net sales increased by 13.1 percent with respect to the same period of 2005 at EUR 542.4 million, or $ 675.6 million.

    During the third quarter 2006, upholstery net sales were at EUR
142.0 million, or $ 180.9 million, up 8.8 percent over the third quarter of last year. During the same period, total seats sold increased by 10.0 percent. In the first nine months of 2006, the Company sold 2,236,121 seats, 11.4 percent more than the same comparable period of last year.

    Other sales (principally living room accessories, and raw materials produced by the Company and sold to third parties) decreased
1.2 percent to EUR 16.5 million, or $ 21.0 million, over the third quarter of last year.

    During the three months ended on September 30, 2006, net sales in the Americas increased by 1.3 percent over the third quarter 2005 at EUR 60.1 million, or $ 76.6 million, by 12.1 percent in Europe at EUR
68.8 million, or $ 87.7 million, by 33.7 percent in the rest of the world at EUR 13.1 million, or $ 16.7 million.

    In the third quarter 2006, two new stores were opened in China, whereas three stores were closed (one in Italy, one in UK and one in Switzerland), thus bringing the total number of stores to 278 as at September 30, 2006. In the same period, twelve galleries were opened, so that the total number of Natuzzi galleries was 560 as at September 30, 2006.

    Leather-upholstered furniture net sales were at EUR 123.4 million, or $ 157.2 million, up 11.7 percent over third quarter 2005, whereas fabric-upholstered net sales were down 7.0 percent at EUR 18.6 million, or $ 23.7 million.

    During the third quarter 2006, net sales for the Natuzzi branded products increased by 2.8 percent over the third quarter 2005 at EUR
83.8 million, or $ 106.8 million, and by 18.8 percent for the Italsofa products at EUR 58.2 million, or $ 74.2 million.

    GROSS PROFIT & OPERATING INCOME

    For the three months ended on September 30, 2006, gross profit increased at EUR 51.1 million, or $ 65.1 million, as compared to EUR
48.6 million, or $ 59.3 million, reported for the third quarter of the previous year. Gross profit margin slightly decreased at 32.2 percent, from 33.0 percent reported for the third quarter of 2005, mainly due to the unfavorable currency effect on upholstery net sales.

    The Company reported an operating loss of EUR 1.1 million, or $
1.4 million, as compared to a break even in the third quarter 2005.

    FOREX & TAXES

    During the quarter ended on September 30, 2006, the Company reported a net foreign exchange loss of EUR 0.4 million, or a loss of $ 0.5 million, as compared to a net foreign exchange loss of EUR 0.9 million, or a net foreign exchange loss of $ 1.1 million, reported in the same comparable period of last year.

    For the third quarter of 2006, the Company had income tax credit of EUR 0.2 million, or $ 0.3 million, versus income taxes of EUR 0.5 million, or $ 0.6 million, reported last year.

    NET INCOME & EARNINGS PER SHARE

    For the third quarter 2006, the Company reported net income of EUR
0.8 million, or $ 1.0 million, versus net losses of EUR 2.0 million, or $ 2.4 million, reported in the same quarter of last year. Earning per share (ADR) was EUR 0.01, or $ 0.01, as compared to net loss per share of EUR 0.04, or $ 0.05, reported in third quarter 2005.

    For the first nine months, in 2006 the Company reported net earnings of EUR 17.5 million, or $ 21.8 million, versus net losses of EUR 13.9 million, or $ 17.6 million, for the same comparable period in 2005

    CASH FLOW

    During the nine month period ended on September 30, 2006, net cash flow from operations increased at EUR 53.6 million, or $ 66.8 million, from EUR 16.9 million, or $ 21.3 million, generated for the same period in 2005. On per ADR basis, net operating cash flow was EUR 0.98, or $ 1.22, up from EUR 0.31, or $ 0.39, generated during the first nine months of 2005.

    Ernesto Greco, Chief Executive Officer of the Natuzzi Group, commented: "As in the prior quarter, the positive net sales performance has not been accompanied by a similar order flow. In fact, in the last few months the Group has been reporting a decrease in the order flow which could lead us to an adjustment of the production level. This decrease is mainly due to the general weak retail environment for home furnishing, confirmed at recent High Point furniture market, accompanied by persisting unfavorable currency conditions. Despite this, the Company expects to report for the full year 2006 an high single digit increase in revenues over year 2005 thanks to the existing order back log.

    In this challenging environment, we continue to invest in the Natuzzi brand. At the same time, we are focusing our efforts on an extensive process reengineering program that should improve the overall efficiency of the Group and on the reorganization of sales activities so to better envisage customers' needs and improve their satisfaction. Besides, we are finalizing a new exclusive spring collection for which we expect to obtain a successful reception from our customers at next January Cologne furniture fair.

    The combination of the above initiatives - concluded Greco - should better position the Group for future sales growth and profitability recovery".

    CONVERSION RATES

    The third quarter 2006 and 2005 dollar figures presented in this announcement were converted at an average noon buying rate of $1.2742 per EUR and $1.2196 per EUR, respectively. The nine months figures for 2006 and 2005 were converted at an average noon buying rate of $
1.2455 per EUR and $ 1.2628 per EUR, respectively.

    MONTELEONE RESIGNED FROM THE BOARD OF DIRECTORS

    Gianluca Monteleone, Group Marketing Director until October 31st, 2006, resigned today from the Board of Directors. For the time being, he will not be replaced.

    THIRD QUARTER 2006 TELECONFERENCE

    Ernesto Greco, Chief Executive Officer, Filippo Simonetti, Chief Financial Officer, and Nicola Dell'Edera, Finance Director, will discuss financial results, followed by a question and answer session, in a teleconference at 10:00 a.m. New York time (3:00 p.m. London time
- 4:00 p.m. Italian time) on Thursday November 16, 2006.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.

    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.

    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 125 stores, and 1 Natuzzi Store. Outside Italy, the Company sells to various furniture retailers, as well as through 152 licensed Divani & Divani by Natuzzi and Natuzzi Stores.

    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

    FORWARD-LOOKING STATEMENTS

    Statements in this press release other than statements of historical fact are "forward-looking statements". Forward-looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Company's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission, particularly in the Company's annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.


                    NATUZZI S.P.A. AND SUBSIDIARIES
 Unaudited Consolidated Statement of Earnings for the quarters ended on
       September 30, 2006 and 2005 on the basis of Italian GAAP
         (Expressed in millions of EUR except per share data)

                 -----------------------------------------------------
                  Three months ended on  % Over    Percentage of Sales
                   30-Sep-06   30-Sep-05 (Under)   30-Sep-06 30-Sep-05
 --------------- ----------- ----------- --------- --------- ---------
 Upholstery net
           sales      142.0       130.5       8.8%     89.6%     88.7%
     Other sales       16.5        16.7    ( 1.2)%     10.4%     11.3%
 Total Net Sales      158.5       147.2       7.7%    100.0%    100.0%
 --------------- ----------- ----------- --------- --------- ---------
       Purchases      (69.6)      (63.4)   ( 9.8)%  ( 43.9)%  ( 43.1)%
           Labor      (24.0)      (22.1)   ( 8.6)%  ( 15.1)%  ( 15.0)%
    Third-party
   Manufacturers       (3.6)       (5.2)     30.8%   ( 2.3)%   ( 3.5)%
  Manufacturing
           Costs       (8.3)       (8.5)      2.4%   ( 5.2)%   ( 5.8)%
   Inventories,
             net       (1.9)        0.6  ( 416.7)%   ( 1.2)%      0.4%
 Cost of Sales       (107.4)      (98.6)   ( 8.9)%  ( 67.8)%  ( 67.0)%
 --------------- ----------- ----------- --------- --------- ---------
 Gross Profit          51.1        48.6       5.1%     32.2%     33.0%
 --------------- ----------- ----------- --------- --------- ---------
        Selling
        Expenses      (42.9)      (39.3)   ( 9.2)%  ( 27.1)%  ( 26.7)%
    General and
  Administrative
        Expenses       (9.3)       (9.3)      0.0%   ( 5.9)%   ( 6.3)%
 Operating                                    N.M.
  Income (Loss)        (1.1)        0.0              ( 0.7)%      0.0%
 --------------- ----------- ----------- --------- --------- ---------
       Interest
     Income, net        0.3         0.0                 0.2%      0.0%
        Foreign
   Exchange, net       (0.4)       (0.9)             ( 0.3)%   ( 0.6)%
  Other Income,
             net        1.7        (0.7)                1.1%   ( 0.5)%
 Earnings
  (Losses) before
  taxes and
  minority
  interest              0.5        (1.6)    131.3%      0.3%   ( 1.1)%
 --------------------------- ----------- --------- --------- ---------
    Income taxes        0.2        (0.5)                0.1%   ( 0.3)%
 Earnings
  (Losses) before
  minority
  interest              0.7        (2.1)    133.3%      0.4%   ( 1.4)%
 --------------------------- ----------- --------- --------- ---------
       Minority
        Interest       (0.1)       (0.1)             ( 0.1)%   ( 0.1)%
 Net Earnings
  (Losses)              0.8        (2.0)    140.0%      0.5%   ( 1.4)%
 --------------- ----------- ----------- --------- --------- ---------
 Earnings
  (Losses) Per
  Share                0.01       (0.04)
 --------------- ----------- ----------- --------- --------- ---------
 Average Number
  of Shares
  Outstanding*   54,738,538  54,681,628
 --------------------------- ----------- --------- --------- ---------
 (*) Net of shares repurchased
 N.M. = Not meaningful

 ---------------------------------------------------------------------
 Key Figures in U.S. dollars
          (millions)              Three months ended on
                             September             September
                               30, 2006             30, 2005
 --------------------------- --------------------- -------------------
 Total Net Sales                  202.0               179.5
 Gross Profit                      65.1                59.3
 Operating
  Income (Loss)                    (1.4)                0.0
 Net Earnings
  (Losses)                          1.0                (2.4)
 Earnings
  (Losses) per
  Share                            0.01               (0.05)
 Average exchange rate (U.S.
  dollar per Euro)               1.2742              1.2196
 ---------------------------------------------------------------------


                    NATUZZI S.P.A. AND SUBSIDIARIES
             Unaudited Consolidated Statement of Earnings for nine months ended on September 30, 2006 and 2005 on the basis of
                              Italian GAAP
         (Expressed in millions of EUR except per share data)

                 -----------------------------------------------------
                    Nine months ended on % Over    Percentage of Sales
                   30-Sep-06   30-Sep-05 (Under)   30-Sep-06 30-Sep-05
 --------------- ----------- ----------- --------- --------- ---------
 Upholstery net
           sales      486.1       421.9      15.2%     89.6%     88.0%
     Other sales       56.3        57.5    ( 2.1)%     10.4%     12.0%
 Total Net Sales      542.4       479.4      13.1%    100.0%    100.0%
 --------------- ----------- ----------- --------- --------- ---------
       Purchases     (232.7)     (217.8)   ( 6.8)%  ( 42.9)%  ( 45.4)%
           Labor      (80.2)      (78.3)   ( 2.4)%  ( 14.8)%  ( 16.3)%
    Third-party
   Manufacturers      (15.4)      (18.2)     15.4%   ( 2.8)%   ( 3.8)%
  Manufacturing
           Costs      (24.4)      (24.7)      1.2%   ( 4.5)%   ( 5.2)%
   Inventories,
             net       (3.3)       15.0  ( 122.0)%   ( 0.6)%      3.1%
 Cost of Sales       (356.0)     (324.0)   ( 9.9)%  ( 65.6)%  ( 67.6)%
 --------------- ----------- ----------- --------- --------- ---------
 Gross Profit         186.4       155.4      19.9%     34.4%     32.4%
 --------------- ----------- ----------- --------- --------- ---------
        Selling
        Expenses     (137.3)     (133.7)   ( 2.7)%  ( 25.3)%  ( 27.9)%
    General and
  Administrative
        Expenses      (29.2)      (31.0)      5.8%   ( 5.4)%   ( 6.5)%
 Operating
  Income (Loss)        19.9        (9.3)    314.0%      3.7%   ( 1.9)%
 --------------- ----------- ----------- --------- --------- ---------
       Interest
     Income, net        0.8         0.0                 0.1%      0.0%
        Foreign
   Exchange, net       (2.0)       (3.9)             ( 0.4)%   ( 0.8)%
  Other Income,
             net        4.9        (1.7)                0.9%   ( 0.4)%
 Earnings
  (Losses) before
  taxes and
  minority
  interest             23.6       (14.9)    258.4%      4.4%   ( 3.1)%
 --------------------------- ----------- --------- --------- ---------
    Income taxes       (6.1)        0.9              ( 1.1)%      0.2%
 Earnings
  (Losses) before
  minority
  interest             17.5       (14.0)    225.0%      3.2%   ( 2.9)%
 --------------------------- ----------- --------- --------- ---------
       Minority
        Interest        0.0        (0.1)                0.0%      0.0%
 Net Earnings
  (Losses)             17.5       (13.9)    225.9%      3.2%   ( 2.9)%
 --------------- ----------- ----------- --------- --------- ---------
 Earnings
  (Losses) Per
  Share                0.32       (0.25)
 --------------- ----------- ----------- --------- --------- ---------
 Average Number
  of Shares
  Outstanding*   54,738,538  54,681,628
 --------------------------- ----------- --------- --------- ---------
 (*) Net of
  shares
  repurchased


 ---------------------------------------------------------------------
 Key Figures in U.S. dollars
          (millions)              Nine months ended on
                              September            September
                                30, 2006            30, 2005
 --------------------------- --------------------- -------------------
 Total Net Sales                  675.6               605.4
 Gross Profit                     232.2               196.2
 Operating
  Income (Loss)                    24.8               (11.7)
 Net Earnings
  (Losses)                         21.8               (17.6)
 Earnings
  (Losses) per
  Share                            0.40               (0.32)
 Average exchange rate (U.S.
  dollar per Euro)               1.2455              1.2628
 ---------------------------------------------------------------------


                        GEOGRAPHIC BREAKDOWN

  --------- ----------------------- -------------------------------
               Sales*                    Seat Units
            Three months            Three months ended
               ended on    % Over            on            % Over
             30-    30-
             Sep-   Sep-
              06     05    (Under)  30-Sep-06 30-Sep-05   (Under)
  ======    ====== ====== ========= ========= ========== ==========
  Americas   60.1   59.3       1.3%  357,752    326,633        9.5%
      % of
      total  42.3%  45.5%               52.0%      52.2%
  Europe     68.8   61.4      12.1%  274,427    261,848        4.8%
      % of
      total  48.5%  47.0%               39.9%      41.9%
  Rest of
   the
   world     13.1    9.8      33.7%   55,392     36,816       50.5%
      % of
      total   9.2%   7.5%                8.1%       5.9%
  --------- ------ ------ --------- --------- ---------- ----------
  TOTAL     142.0  130.5       8.8%  687,571    625,297       10.0%
  --------- ----------------------- -------------------------------
  * Expressed in millions of EUR

 ---------- ----------------------- -------------------------------

                        BREAKDOWN BY COVERING

  --------- ----------------------- -------------------------------
               Sales*                    Seat Units
            Three months            Three months ended
               ended on    % Over            on            % Over
             30-    30-
             Sep-   Sep-
              06     05    (Under)  30-Sep-06 30-Sep-05   (Under)
  ======    ====== ====== ========= ========= ========== ==========
  Leather   123.4  110.5      11.7%  582,950    504,545       15.5%
      % of
      total  86.9%  84.7%               84.8%      80.7%
  Fabric     18.6   20.0     (7.0%)  104,621    120,752     (13.4%)
      % of
      total  13.1%  15.3%               15.2%      19.3%
  Total     142.0  130.5       8.8%  687,571    625,297       10.0%
  --------- ----------------------- -------------------------------
  * (Expressed in millions of EUR)

 ---------- ----------------------- -------------------------------

                         BREAKDOWN BY BRAND

  --------- ----------------------- -------------------------------
               Sales*                    Seat Units
            Three months            Three months ended
               ended on    % Over            on            % Over
             30-    30-
             Sep-   Sep-
              06     05    (Under)  30-Sep-06 30-Sep-05   (Under)
  ======    ====== ====== ========= ========= ========== ==========
  Natuzzi    83.8   81.5       2.8%  316,702    291,659        8.6%
      % of
      total  59.0%  62.5%               46.1%      46.6%
  Italsofa   58.2   49.0      18.8%  370,869    333,638       11.2%
      % of
      total  41.0%  37.5%               53.9%      53.4%
  TOTAL     142.0  130.5       8.8%  687,571    625,297       10.0%
  --------- ----------------------- -------------------------------
  * (Expressed in millions of EUR)


                        GEOGRAPHIC BREAKDOWN

  --------------------------------- -------------------------------
                Sales*                   Seat Units
             Nine months    % Over  Nine months ended on   % Over
                ended on
              30-    30-
              Sep-   Sep-
               06     05   (Under)  30-Sep-06  30-Sep-05   (Under)
  ========== ====== ====== ======== ========== ========== =========
  Americas   186.9  176.8      5.7% 1,036,001  1,019,390       1.6%
  % of total  38.4%  41.9%               46.3%      50.8%
  Europe     264.4  216.4     22.2% 1,055,359    870,393      21.3%
  % of total  54.4%  51.3%               47.2%      43.3%
  Rest of
   the world  34.8   28.7     21.3%   144,761    118,325      22.3%
  % of total   7.2%   6.8%                6.5%       5.9%
  ---------- ------ ------ -------- ---------- ---------- ---------
  TOTAL      486.1  421.9     15.2% 2,236,121  2,008,108      11.4%
  --------------------------------- -------------------------------
  * (Expressed in millions of EUR)

 ---------------------------------- -------------------------------

                        BREAKDOWN BY COVERING

  --------------------------------- -------------------------------
                Sales*                   Seat Units
             Nine months
                ended on    % Over  Nine months ended on   % Over
              30-    30-
              Sep-   Sep-
               06     05   (Under)  30-Sep-06  30-Sep-05   (Under)
  ========== ====== ====== ======== ========== ========== =========
  Leather    420.6  351.6     19.6% 1,874,148  1,571,230      19.3%
  % of total  86.5%  83.3%               83.8%      78.2%
  Fabric      65.5   70.3    (6.8%)   361,973    436,878    (17.1%)
  % of total  13.5%  16.7%               16.2%      21.8%
  Total      486.1  421.9     15.2% 2,236,121  2,008,108      11.4%
  --------------------------------- -------------------------------
  * (Expressed in millions of EUR)

 ---------------------------------- -------------------------------

                         BREAKDOWN BY BRAND

  --------------------------------- -------------------------------
                Sales*                   Seat Units
             Nine months
                ended on    % Over  Nine months ended on   % Over
              30-    30-
              Sep-   Sep-
               06     05   (Under)  30-Sep-06  30-Sep-05   (Under)
  ========== ====== ====== ======== ========== ========== =========
  Natuzzi    307.3  284.5      8.0% 1,107,774  1,066,735       3.8%
  % of total  63.2%  67.4%               49.5%      53.1%
  Italsofa   178.8  137.4     30.1% 1,128,347    941,373      19.9%
  % of total  36.8%  32.6%               50.5%      46.9%
  TOTAL      486.1  421.9     15.2% 2,236,121  2,008,108      11.4%
  --------------------------------- -------------------------------
  * (Expressed in millions of EUR)


               NATUZZI S.P.A. AND SUBSIDIARIES
Unaudited Consolidated Balance Sheet as of September 30, 2006 and December 31, 2005 (Expressed in millions of EUR)

                                          30-Sep-06 31-Dec-05
 ---------------------------------------- --------- ---------
                   ASSETS
 Current Assets:
   Cash and cash equivalents                 123.7      89.7
   Marketable debt securities                  0.0       0.0
   Trade receivables, net                    110.5     123.6
   Other receivables                          42.0      46.3
   Inventories                               112.3     115.7
   Unrealized foreign exchange gains           1.8       0.0
   Prepaid expenses and accrued income         2.6       2.6
   Deferred income taxes                       9.0       6.6
 Total current assets                        401.9     384.5
 ---------------------------------------- --------- ---------
 Non-Current Assets:
   Net property, plant and equipment         250.1     262.8
   Treasury shares                             0.0       0.0
   Other assets                               17.2      16.6
   Deferred income taxes                       1.1       1.1
 ---------------------------------------- --------- ---------
 TOTAL ASSETS                                670.3     665.0
 ---------------------------------------- --------- ---------
   LIABILITIES AND SHAREHOLDERS' EQUITY
 Current Liabilities:
   Short-term borrowings                       4.1       7.7
   Current portion of long-term debt           1.2       0.4
   Accounts payable-trade                     70.7      73.5
   Accounts payable-other                     25.4      24.2
   Accounts payable shareholders for
    dividends                                  0.6       0.6
   Unrealized foreign exchange losses          0.0       4.8
   Income taxes                                3.9       2.9
   Salaries, wages and related
    liabilities                               21.1      22.1
 Total current liabilities                   127.0     136.2
 ---------------------------------------- --------- ---------
 Long-Term Liabilities:
   Employees' leaving entitlement             34.1      32.3
   Long-term debt                              2.2       3.6
   Deferred income taxes                       0.0       0.0
   Deferred income for capital grants         14.0      14.8
   Other liabilities                           5.8       4.4
 ---------------------------------------- --------- ---------
 Minority Interest                             0.7       0.7
 ---------------------------------------- --------- ---------
 Shareholders' Equity:
   Share capital                              54.7      54.7
   Reserves                                   42.3      42.3
   Additional paid-in capital                  8.3       8.3
   Retained earnings                         381.2     367.7
 Total shareholders' equity                  486.5     473.0
 ---------------------------------------- --------- ---------
 TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY                                     670.3     665.0
 -------------------------------------------------- ---------


                  NATUZZI S.P.A. AND SUBSIDIARIES
          Unaudited Consolidated Statements of Cash Flows
  as of September 30, 2006 and 2005 (Expressed in millions of EUR)
                                                 30-Sep-06 30-Sep-05
                                                 --------- ---------
Cash flows from operating activities:
 Net earnings (losses)                               17.5     (13.9)
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                      23.1      21.9
  Employees' leaving entitlement                      1.8       1.9
  Deferred income taxes                              (2.3)     (5.7)
  Minority interest                                   0.0      (0.1)
  (Gain) loss on disposal of assets                   0.4       0.6
  Unrealized foreign exchange (losses) / gain        (6.6)     12.1
  Deferred income for capital grants                 (0.8)      0.0
 Change in assets and liabilities:
  Receivables, net                                   13.1      31.2
  Inventories                                         3.5     (14.1)
  Prepaid expenses and accrued income                (0.1)      0.4
  Other assets                                        4.2       3.3
  Accounts payable                                   (2.9)    (21.2)
  Income taxes                                        1.0      (0.6)
  Salaries, wages and related liabilities            (1.0)      1.0
  Other liabilities                                   2.7       0.1

Total adjustments                                    36.1      30.8

NET CASH PROVIDED BY OPERATING ACTIVITIES            53.6      16.9
------------------------------------------------ --------- ---------

Cash flows from investing activities:
 Property, plant and equipment:
  Additions                                         (11.8)    (19.6)
  Disposals                                           0.2       0.4
 Government grants received                           0.0       0.0
 Marketable debt securities:
  Proceeds from sales                                 0.0       0.0
 Purchase of business, net of cash acquired          (3.1)     (0.3)
 Disposal of business                                 0.0       0.0
NET CASH USED IN INVESTING ACTIVITIES               (14.7)    (19.5)
------------------------------------------------ --------- ---------
Cash flows from financing activities:
 Long term debt:
  Proceeds                                            0.0       0.3
  Repayments                                         (0.6)     (0.5)
 Short-term borrowings                               (3.6)      1.6
 Dividends paid to shareholders                       0.0      (3.8)
 Dividends paid to minority shareholders              0.0      (0.1)
NET CASH USED IN FINANCING ACTIVITIES                (4.2)     (2.5)
------------------------------------------------ --------- ---------
 Effect of translation adjustments on cash           (0.7)      3.5
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS     34.0      (1.6)
------------------------------------------------ --------- ---------
 Cash and cash equivalents, beginning of the
  year                                               89.7      87.3
CASH AND CASH EQUIVALENTS, END OF THE PERIOD        123.7      85.7
------------------------------------------------ --------- ---------


    CONTACT: Natuzzi S.p.A.
             Investor Relations Dept.
             Tel.: +39-080-8820-812
             Fax: +39-080-8820-241
             E-mail: investor_relations@natuzzi.com
             or
             Corporate Press Office
             Tel.: +39-080-8820-124
             Fax: +39-080-8820-508
             E-mail: relazioni.esterne@natuzzi.com
             or
             www.natuzzi.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       NATUZZI S.p.A.
                                                       (Registrant)


Date: November 15th, 2006                              By: /s/ GIUSEPPE DESANTIS
                                                           ---------------------
                                                           Giuseppe Desantis